Filed by: Rumble Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Data AG

CIK: 0001863502

Beginning on May 6, 2026, Rumble plans to make available the materials below to shareholders of Northern Data AG through local German media outlets. Below is an English translation of the original materials.

A.) Retail Media

Advertorial

Advertisement: Exchange Offer for Northern Data by Rumble: Everything Shareholders Need to Know Now

●	Rumble has made an exchange offer for Northern Data to create a unified video, cloud and AI growth platform

●	Shareholders can tender their shares until May 9, 2026, 6:01 Central European Summer Time (“CEST”); shortly afterwards, Northern Data will be delisted

●	Northern Data’s boards fully support the exchange offer and recommend that shareholders accept the offer

Northern Data AG (“Northern Data”) stands at a defining moment in its journey. Rumble Inc. (“Rumble”), the high-growth video sharing and cloud services provider platform, has made a voluntary public exchange offer to all Northern Data shareholders, with an exchange ratio of 2.0281 newly issued Rumble Class A common stock for each Northern Data share. Northern Data’s Management Board and Supervisory Board recommend that shareholders tender their shares. The acceptance period for this time-limited opportunity ends on May 9, 2026, at 6:01 CEST (early deadlines may apply for instructing your bank or broker).

Offer is in the best interest of shareholders: Northern Data Boards recommend tendering shares

After an extensive evaluation of the exchange offer, Northern Data’s Management Board and Supervisory Board unanimously recommend that shareholders accept the offer. In this context, Rumble has confirmed that the offer is best and final and will not be increased.

Shareholders Benefit from Significant Growth Potential

We believe that Rumble, the Freedom-First technology platform, is one of the leading alternative video-sharing platforms and cloud services providers in North America. By accepting the offer, Northern Data shareholders can secure their participation in a NASDAQ-listed company with improved access to capital and broader market visibility. The business combination is expected to strengthen Northern Data’s ability to pursue growth opportunities, including GPU deployment and data-center expansion. Achieving comparable growth independently would likely require significant third-party financing, the availability of which is uncertain in the current market environment.

Shortly after completion of the exchange offer, the inclusion of Northern Data shares in open market trading is expected to be terminated. No separate delisting offer will be made or required. Northern Data shareholders who do not tender should note that a delisting is likely to result in significantly reduced liquidity and price transparency, potentially making future sales difficult or impossible. Rumble has committed, for a period of at least three years after the closing of the offer, not to introduce a domination and/or a profit and loss transfer agreement.

To tender your shares, contact the bank or broker where your Northern Data shares are held. Full details of the exchange offer, including important information and limitations, in particular with respect to certain jurisdictions in which the distribution of this communication may be restricted, are available at www.rumble-offer.com.

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN ANY JURISDICTION WHERE IT WOULD BE UNLAWFUL TO DO SO.

This communication constitutes an advertisement within the meaning of Article 22 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”) and is not a prospectus within the meaning of the EU Prospectus Regulation. This communication relates to the voluntary public takeover offer by means of an exchange offer (Umtauschangebot) (the “Exchange Offer”) by Rumble Deutschland AG (the “Bidder”), a wholly owned subsidiary of Rumble, to acquire all no-par value bearer shares in Northern Data for newly issued Class A common stock of Rumble (the “Consideration Shares”). A securities prospectus approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) has been published and is available at www.rumble-offer.com (the “EU Prospectus”). The Exchange Offer is only being made pursuant to (i) the Registration Statement on Form S-4 (the “Registration Statement”) and related information statement and other relevant documents filed by Rumble with the Securities and Exchange Commission (“SEC”), (ii) the EU Prospectus and (iii) the Offer Document (as defined below) which contains the terms and conditions of the Exchange Offer in detail as well as other information regarding the Exchange Offer. BaFin’s approval only confirms that the EU Prospectus meets the standards of completeness, comprehensibility and consistency required by law and shall not be considered as an endorsement of the Consideration Shares. Investors should read the Registration Statement, the EU Prospectus and the Offer Document (as defined below) in order to fully understand the potential risks and rewards associated with the decision to tender shares in the Exchange Offer. Any decision to accept the Exchange Offer should be made solely on the basis of the Registration Statement, the EU Prospectus and the offer document dated April 13, 2026 (the “Offer Document”), each as published and as may be supplemented or amended, and investors will need to make their own decision whether to tender shares in the Exchange Offer after obtaining independent financial, legal and tax advice as needed.

This communication is provided for informational purposes only and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor does it constitute a solicitation of any vote in connection with the securities that are the subject of the Exchange Offer. No sale, offer, or exchange of securities shall be made in any jurisdiction in which such offer, sale, or exchange would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Any offer of securities in the United States will be made only by means of a prospectus meeting the requirements of the Securities Act, and any offer of securities in the European Economic Area will be made only by means of a prospectus pursuant to the EU Prospectus Regulation.

In the European Economic Area, this communication is directed exclusively at persons who are qualified investors within the meaning of Article 2(e) of the EU Prospectus Regulation, except in the Federal Republic of Germany, where the Consideration Shares are offered to the public under the EU Prospectus.

Neither the SEC, any U.S. state securities commission nor the BaFin has approved, disapproved or passed any comment upon the adequacy, accuracy or completeness of the disclosure in this communication. Any representation to the contrary is a criminal offense in the United States.

Rumble reserves the right to acquire further Northern Data shares in a manner other than in the context of the Exchange Offer on or off the stock exchange and/or enter into corresponding acquisition agreements during the offer period, in each case in accordance with applicable law. Any information about such purchases that is made public in Germany will also be made publicly available in the United States on a comparable basis, including by press release and/or by filing a Form 8-K with the SEC. Rumble is not obliged to adjust the offer consideration as a result of such acquisitions. There will also be no increase of the offer consideration for any other reason.

Forward-Looking Statements

Certain statements in this communication constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements contained in this communication that are not historical facts are forward-looking statements. Certain of these forward-looking statements can be identified by using words such as “anticipates,” “believes,” “intends,” “estimates,” “targets,” “expects,” “endeavors,” “forecasts,” “could,” “will,” “may,” “future,” “likely,” “on track to deliver,” “continues to,” “looks forward to,” “is primed to,” “plans,” “projects,” “assumes,” “should” or other similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties, and our actual results could differ materially from future results expressed or implied in these forward-looking statements. The forward-looking statements included in this communication are based on our current beliefs and expectations of our management as of the date of this communication. These statements are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include risks related to the pending Northern Data business combination, including our ability to successfully complete the transaction, and, if completed, the success of the business following the transaction; the ability to successfully integrate Rumble’s and Northern Data’s businesses; the risk that the conditions to closing of the transaction are not satisfied in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the transaction; the risk that the transaction can negatively impact the ability of Rumble and Northern Data to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that the combined business may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that Rumble, Northern Data or the post-combination company may not be able to effectively compete, including through product improvements and development; the risk that Rumble, Northern Data or the post-combination company may not be able to meet surging AI compute demand by establishing business relationships with hyperscalers; the risk that the cloud, video, and content delivery network capabilities of Rumble, Northern Data or the post-combination company may not be sufficient to attract and continue to attract interest from system integrators and content creators and to create powerful funnel partnership opportunities for the combined platform; the risk that Rumble, Northern Data or the post-combination company may not be able to accelerate delivery of next-generation cloud solutions and AI applications; our ability to grow and manage future growth profitably over time, maintain relationships with customers, compete within our industry and retain key employees; weakened global economic conditions may affect our business and operating results; our limited operating history makes it difficult to evaluate our business and prospects; we may not grow or maintain our active user base, and may not be able to achieve or maintain profitability; we may fail to maintain adequate operational and financial resources; we may be unsuccessful in attracting new users to our mobile and connected TV offerings; our traffic growth, engagement, and monetization depend upon effective operation within and compatibility with operating systems, networks, devices, web browsers and standards, including mobile operating systems, networks, and standards that we do not control; our business depends on continued and unimpeded access to our content and services on the internet and if we or those who engage with our content experience disruptions in internet service, or if internet service providers are able to block, degrade or charge for access to our content and services, we could incur additional expenses and the loss of traffic and advertisers; we face significant market competition, and if we are unable to compete effectively with our competitors for traffic and advertising spend, our business and operating results could be harmed; we rely on data from third parties to calculate certain of our performance metrics and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business; changes to our existing content and services could fail to attract traffic and advertisers or fail to generate revenue; we derive the majority of our revenue from advertising and the failure to attract new advertisers, the loss of existing advertisers, or the reduction of or failure by existing advertisers to maintain or increase their advertising budgets may adversely affect our business and operating results; we depend on third-party vendors, including internet service providers, advertising networks, and data centers, to provide core services; new technologies have been developed that are able to block certain online advertisements or impair our ability to deliver advertising, which could harm our operating results; we have offered and intend to continue to offer incentives, including economic incentives, to content creators to join our platform, and these arrangements may involve fixed payment obligations that are not contingent on actual revenue or performance metrics generated by the applicable content creator but rather are based on our modeled financial projections for that creator, which if not satisfied may adversely impact our financial performance, results of operations and liquidity; changes in tax rates, changes in tax treatment of companies engaged in e-commerce, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities may adversely impact our financial results; compliance obligations imposed by new privacy laws, laws regulating online video sharing platforms, other online platforms and online speech in certain jurisdictions in which we operate, or industry practices may adversely affect our business, financial performance, and operating results; we may become subject to newly enacted laws and regulations that restrict or moderate content on the internet; we are exposed to significant regulatory, operational, compliance, privacy, and legal risks related to age restriction or verification requirements and children’s online safety laws contemplated or enacted in various U.S. states and foreign jurisdictions; paid endorsements by our content creators may expose us to regulatory risk, liability, and compliance costs, and, as a result, may adversely affect our business, financial condition and results of operations; we have incurred and will incur significantly increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition, and results of operations; and those additional risks, uncertainties and factors described in more detail in Northern Data’s annual and interim financial reports made publicly available and under the caption “Risk Factors” in Rumble’s Annual Report on Form 10-K for the year ended December 31, 2025, and in Rumble’s other filings with the SEC. We do not intend, and, except as required by law, we undertake no obligation, to update any of our forward-looking statements after the issuance of this communication to reflect any future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

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B.) LinkedIn Ads

Variant	Text Copy
Advertisement

Call to action for Northern Data AG shareholders regarding voluntary public takeover offer by Rumble Deutschland AG.

● Don’t miss the deadline, acceptance period ends May 9, 2026, at 6:01 CEST, unless extended or earlier terminated.

● Northern Data Boards unanimously recommend shareholders accept the offer and tender their shares.

● Not tendering shares will result in serious drawbacks, inter alia a delisting and – consequently – significantly reduced liquidity, price transparency and tradability.
V1
Official details on www.rumble-offer.com

ACCESS TO THIS INFORMATION IS LIMITED TO PERSONS RESIDENT AND PHYSICALLY PRESENT IN GERMANY AND TO AUTHORIZED PERSONS WHO ARE RESIDENT AND PHYSICALLY PRESENT IN OTHER JURISDICTIONS OUTSIDE THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN. THIS INFORMATION IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, SOUTH AFRICA, JAPAN OR ANY OTHER JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL OR REQUIRE REGISTRATION OR ANY OTHER MEASURES. PLEASE SEE WWW.RUMBLE-OFFER.COM FOR MORE INFORMATION, IMPORTANT RESTRICTIONS AND LEGENDS APPLICABLE TO THE OFFER.

This communication constitutes an advertisement within the meaning of Article 22 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”) and is not a prospectus within the meaning of the EU Prospectus Regulation. This communication relates to the voluntary public takeover offer by means of an exchange offer (Umtauschangebot) (the “Exchange Offer”) by Rumble Deutschland AG (the “Bidder”), a wholly owned subsidiary of Rumble, to acquire all no-par value bearer shares in Northern Data for newly issued Class A common stock of Rumble (the “Consideration Shares”). A securities prospectus approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) has been published and is available at www.rumble-offer.com (the “EU Prospectus”). The Exchange Offer is only being made pursuant to (i) the Registration Statement on Form S-4 (the “Registration Statement”) and related information statement and other relevant documents filed by Rumble with the Securities and Exchange Commission (“SEC”), (ii) the EU Prospectus and (iii) the Offer Document (as defined below) which contains the terms and conditions of the Exchange Offer in detail as well as other information regarding the Exchange Offer. BaFin’s approval only confirms that the EU Prospectus meets the standards of completeness, comprehensibility and consistency required by law and shall not be considered as an endorsement of the Consideration Shares. Investors should read the Registration Statement, the EU Prospectus and the Offer Document (as defined below) in order to fully understand the potential risks and rewards associated with the decision to tender shares in the Exchange Offer. Any decision to accept the Exchange Offer should be made solely on the basis of the Registration Statement, the EU Prospectus and the offer document dated April 13, 2026 (the “Offer Document”), each as published and as may be supplemented or amended, and investors will need to make their own decision whether to tender shares in the Exchange Offer after obtaining independent financial, legal and tax advice as needed.

This communication is provided for informational purposes only and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor does it constitute a solicitation of any vote in connection with the securities that are the subject of the Exchange Offer. No sale, offer, or exchange of securities shall be made in any jurisdiction in which such offer, sale, or exchange would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Any offer of securities in the United States will be made only by means of a prospectus meeting the requirements of the Securities Act, and any offer of securities in the European Economic Area will be made only by means of a prospectus pursuant to the EU Prospectus Regulation.

In the European Economic Area, this communication is directed exclusively at persons who are qualified investors within the meaning of Article 2(e) of the EU Prospectus Regulation, except in the Federal Republic of Germany, where the Consideration Shares are offered to the public under the EU Prospectus.

Neither the SEC, any U.S. state securities commission nor the BaFin has approved, disapproved or passed any comment upon the adequacy, accuracy or completeness of the disclosure in this communication. Any representation to the contrary is a criminal offense in the United States.

Rumble reserves the right to acquire further Northern Data shares in a manner other than in the context of the Exchange Offer on or off the stock exchange and/or enter into corresponding acquisition agreements during the offer period, in each case in accordance with applicable law. Any information about such purchases that is made public in Germany will also be made publicly available in the United States on a comparable basis, including by press release and/or by filing a Form 8-K with the SEC. Rumble is not obliged to adjust the offer consideration as a result of such acquisitions. There will also be no increase of the offer consideration for any other reason.

Variant	Text Copy

Forward-Looking Statements

Certain statements in this communication constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements contained in this communication that are not historical facts are forward-looking statements. Certain of these forward-looking statements can be identified by using words such as “anticipates,” “believes,” “intends,” “estimates,” “targets,” “expects,” “endeavors,” “forecasts,” “could,” “will,” “may,” “future,” “likely,” “on track to deliver,” “continues to,” “looks forward to,” “is primed to,” “plans,” “projects,” “assumes,” “should” or other similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties, and our actual results could differ materially from future results expressed or implied in these forward-looking statements. The forward-looking statements included in this communication are based on our current beliefs and expectations of our management as of the date of this communication. These statements are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include risks related to the pending Northern Data business combination, including our ability to successfully complete the transaction, and, if completed, the success of the business following the transaction; the ability to successfully integrate Rumble’s and Northern Data’s businesses; the risk that the conditions to closing of the transaction are not satisfied in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the transaction; the risk that the transaction can negatively impact the ability of Rumble and Northern Data to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that the combined business may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that Rumble, Northern Data or the post-combination company may not be able to effectively compete, including through product improvements and development; the risk that Rumble, Northern Data or the post-combination company may not be able to meet surging AI compute demand by establishing business relationships with hyperscalers; the risk that the cloud, video, and content delivery network capabilities of Rumble, Northern Data or the post-combination company may not be sufficient to attract and continue to attract interest from system integrators and content creators and to create powerful funnel partnership opportunities for the combined platform; the risk that Rumble, Northern Data or the post-combination company may not be able to accelerate delivery of next-generation cloud solutions and AI applications; our ability to grow and manage future growth profitably over time, maintain relationships with customers, compete within our industry and retain key employees; weakened global economic conditions may affect our business and operating results; our limited operating history makes it difficult to evaluate our business and prospects; we may not grow or maintain our active user base, and may not be able to achieve or maintain profitability; we may fail to maintain adequate operational and financial resources; we may be unsuccessful in attracting new users to our mobile and connected TV offerings; our traffic growth, engagement, and monetization depend upon effective operation within and compatibility with operating systems, networks, devices, web browsers and standards, including mobile operating systems, networks, and standards that we do not control; our business depends on continued and unimpeded access to our content and services on the internet and if we or those who engage with our content experience disruptions in internet service, or if internet service providers are able to block, degrade or charge for access to our content and services, we could incur additional expenses and the loss of traffic and advertisers; we face significant market competition, and if we are unable to compete effectively with our competitors for traffic and advertising spend, our business and operating results could be harmed; we rely on data from third parties to calculate certain of our performance metrics and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business; changes to our existing content and services could fail to attract traffic and advertisers or fail to generate revenue; we derive the majority of our revenue from advertising and the failure to attract new advertisers, the loss of existing advertisers, or the reduction of or failure by existing advertisers to maintain or increase their advertising budgets may adversely affect our business and operating results; we depend on third-party vendors, including internet service providers, advertising networks, and data centers, to provide core services; new technologies have been developed that are able to block certain online advertisements or impair our ability to deliver advertising, which could harm our operating results; we have offered and intend to continue to offer incentives, including economic incentives, to content creators to join our platform, and these arrangements may involve fixed payment obligations that are not contingent on actual revenue or performance metrics generated by the applicable content creator but rather are based on our modeled financial projections for that creator, which if not satisfied may adversely impact our financial performance, results of operations and liquidity; changes in tax rates, changes in tax treatment of companies engaged in e-commerce, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities may adversely impact our financial results; compliance obligations imposed by new privacy laws, laws regulating online video sharing platforms, other online platforms and online speech in certain jurisdictions in which we operate, or industry practices may adversely affect our business, financial performance, and operating results; we may become subject to newly enacted laws and regulations that restrict or moderate content on the internet; we are exposed to significant regulatory, operational, compliance, privacy, and legal risks related to age restriction or verification requirements and children’s online safety laws contemplated or enacted in various U.S. states and foreign jurisdictions; paid endorsements by our content creators may expose us to regulatory risk, liability, and compliance costs, and, as a result, may adversely affect our business, financial condition and results of operations; we have incurred and will incur significantly increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition, and results of operations; and those additional risks, uncertainties and factors described in more detail in Northern Data’s annual and interim financial reports made publicly available and under the caption “Risk Factors” in Rumble’s Annual Report on Form 10-K for the year ended December 31, 2025, and in Rumble’s other filings with the SEC. We do not intend, and, except as required by law, we undertake no obligation, to update any of our forward-looking statements after the issuance of this communication to reflect any future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

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Advertisement

Important information for Northern Data AG shareholders regarding Rumble Deutschland AG’s voluntary public takeover offer.

	●	Act now, acceptance period ends May 9, 2026, at 6:01 CEST, unless extended or earlier terminated.
V2
	●	Northern Data Boards fully support the exchange offer and recommend shareholders accept it.

	●	Delisting intended – Northern Data shares will then no longer trade on the stock exchange.

Official details on www.rumble-offer.com

ACCESS TO THIS INFORMATION IS LIMITED TO PERSONS RESIDENT AND PHYSICALLY PRESENT IN GERMANY AND TO AUTHORIZED PERSONS WHO ARE RESIDENT AND PHYSICALLY PRESENT IN OTHER JURISDICTIONS OUTSIDE THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN. THIS INFORMATION IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, SOUTH AFRICA, JAPAN OR ANY OTHER JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL OR REQUIRE REGISTRATION OR ANY OTHER MEASURES. PLEASE SEE WWW.RUMBLE-OFFER.COM FOR MORE INFORMATION, IMPORTANT RESTRICTIONS AND LEGENDS APPLICABLE TO THE OFFER.

This communication constitutes an advertisement within the meaning of Article 22 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”) and is not a prospectus within the meaning of the EU Prospectus Regulation. This communication relates to the voluntary public takeover offer by means of an exchange offer (Umtauschangebot) (the “Exchange Offer”) by Rumble Deutschland AG (the “Bidder”), a wholly owned subsidiary of Rumble, to acquire all no-par value bearer shares in Northern Data for newly issued Class A common stock of Rumble (the “Consideration Shares”). A securities prospectus approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) has been published and is available at www.rumble-offer.com (the “EU Prospectus”). The Exchange Offer is only being made pursuant to (i) the Registration Statement on Form S-4 (the “Registration Statement”) and related information statement and other relevant documents filed by Rumble with the Securities and Exchange Commission (“SEC”), (ii) the EU Prospectus and (iii) the Offer Document (as defined below) which contains the terms and conditions of the Exchange Offer in detail as well as other information regarding the Exchange Offer. BaFin’s approval only confirms that the EU Prospectus meets the standards of completeness, comprehensibility and consistency required by law and shall not be considered as an endorsement of the Consideration Shares. Investors should read the Registration Statement, the EU Prospectus and the Offer Document (as defined below) in order to fully understand the potential risks and rewards associated with the decision to tender shares in the Exchange Offer. Any decision to accept the Exchange Offer should be made solely on the basis of the Registration Statement, the EU Prospectus and the offer document dated April 13, 2026 (the “Offer Document”), each as published and as may be supplemented or amended, and investors will need to make their own decision whether to tender shares in the Exchange Offer after obtaining independent financial, legal and tax advice as needed.

This communication is provided for informational purposes only and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor does it constitute a solicitation of any vote in connection with the securities that are the subject of the Exchange Offer. No sale, offer, or exchange of securities shall be made in any jurisdiction in which such offer, sale, or exchange would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Any offer of securities in the United States will be made only by means of a prospectus meeting the requirements of the Securities Act, and any offer of securities in the European Economic Area will be made only by means of a prospectus pursuant to the EU Prospectus Regulation.

In the European Economic Area, this communication is directed exclusively at persons who are qualified investors within the meaning of Article 2(e) of the EU Prospectus Regulation, except in the Federal Republic of Germany, where the Consideration Shares are offered to the public under the EU Prospectus.

Neither the SEC, any U.S. state securities commission nor the BaFin has approved, disapproved or passed any comment upon the adequacy, accuracy or completeness of the disclosure in this communication. Any representation to the contrary is a criminal offense in the United States.

Rumble reserves the right to acquire further Northern Data shares in a manner other than in the context of the Exchange Offer on or off the stock exchange and/or enter into corresponding acquisition agreements during the offer period, in each case in accordance with applicable law. Any information about such purchases that is made public in Germany will also be made publicly available in the United States on a comparable basis, including by press release and/or by filing a Form 8-K with the SEC. Rumble is not obliged to adjust the offer consideration as a result of such acquisitions. There will also be no increase of the offer consideration for any other reason.

Variant	Text Copy

Forward-Looking Statements

Certain statements in this communication constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements contained in this communication that are not historical facts are forward-looking statements. Certain of these forward-looking statements can be identified by using words such as “anticipates,” “believes,” “intends,” “estimates,” “targets,” “expects,” “endeavors,” “forecasts,” “could,” “will,” “may,” “future,” “likely,” “on track to deliver,” “continues to,” “looks forward to,” “is primed to,” “plans,” “projects,” “assumes,” “should” or other similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties, and our actual results could differ materially from future results expressed or implied in these forward-looking statements. The forward-looking statements included in this communication are based on our current beliefs and expectations of our management as of the date of this communication. These statements are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include risks related to the pending Northern Data business combination, including our ability to successfully complete the transaction, and, if completed, the success of the business following the transaction; the ability to successfully integrate Rumble’s and Northern Data’s businesses; the risk that the conditions to closing of the transaction are not satisfied in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the transaction; the risk that the transaction can negatively impact the ability of Rumble and Northern Data to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that the combined business may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that Rumble, Northern Data or the post-combination company may not be able to effectively compete, including through product improvements and development; the risk that Rumble, Northern Data or the post-combination company may not be able to meet surging AI compute demand by establishing business relationships with hyperscalers; the risk that the cloud, video, and content delivery network capabilities of Rumble, Northern Data or the post-combination company may not be sufficient to attract and continue to attract interest from system integrators and content creators and to create powerful funnel partnership opportunities for the combined platform; the risk that Rumble, Northern Data or the post-combination company may not be able to accelerate delivery of next-generation cloud solutions and AI applications; our ability to grow and manage future growth profitably over time, maintain relationships with customers, compete within our industry and retain key employees; weakened global economic conditions may affect our business and operating results; our limited operating history makes it difficult to evaluate our business and prospects; we may not grow or maintain our active user base, and may not be able to achieve or maintain profitability; we may fail to maintain adequate operational and financial resources; we may be unsuccessful in attracting new users to our mobile and connected TV offerings; our traffic growth, engagement, and monetization depend upon effective operation within and compatibility with operating systems, networks, devices, web browsers and standards, including mobile operating systems, networks, and standards that we do not control; our business depends on continued and unimpeded access to our content and services on the internet and if we or those who engage with our content experience disruptions in internet service, or if internet service providers are able to block, degrade or charge for access to our content and services, we could incur additional expenses and the loss of traffic and advertisers; we face significant market competition, and if we are unable to compete effectively with our competitors for traffic and advertising spend, our business and operating results could be harmed; we rely on data from third parties to calculate certain of our performance metrics and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business; changes to our existing content and services could fail to attract traffic and advertisers or fail to generate revenue; we derive the majority of our revenue from advertising and the failure to attract new advertisers, the loss of existing advertisers, or the reduction of or failure by existing advertisers to maintain or increase their advertising budgets may adversely affect our business and operating results; we depend on third-party vendors, including internet service providers, advertising networks, and data centers, to provide core services; new technologies have been developed that are able to block certain online advertisements or impair our ability to deliver advertising, which could harm our operating results; we have offered and intend to continue to offer incentives, including economic incentives, to content creators to join our platform, and these arrangements may involve fixed payment obligations that are not contingent on actual revenue or performance metrics generated by the applicable content creator but rather are based on our modeled financial projections for that creator, which if not satisfied may adversely impact our financial performance, results of operations and liquidity; changes in tax rates, changes in tax treatment of companies engaged in e-commerce, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities may adversely impact our financial results; compliance obligations imposed by new privacy laws, laws regulating online video sharing platforms, other online platforms and online speech in certain jurisdictions in which we operate, or industry practices may adversely affect our business, financial performance, and operating results; we may become subject to newly enacted laws and regulations that restrict or moderate content on the internet; we are exposed to significant regulatory, operational, compliance, privacy, and legal risks related to age restriction or verification requirements and children’s online safety laws contemplated or enacted in various U.S. states and foreign jurisdictions; paid endorsements by our content creators may expose us to regulatory risk, liability, and compliance costs, and, as a result, may adversely affect our business, financial condition and results of operations; we have incurred and will incur significantly increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition, and results of operations; and those additional risks, uncertainties and factors described in more detail in Northern Data’s annual and interim financial reports made publicly available and under the caption “Risk Factors” in Rumble’s Annual Report on Form 10-K for the year ended December 31, 2025, and in Rumble’s other filings with the SEC. We do not intend, and, except as required by law, we undertake no obligation, to update any of our forward-looking statements after the issuance of this communication to reflect any future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

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Northern Data AG shareholder information regarding public takeover offer by Rumble Deutschland AG.

	●	The acceptance period ends on May 9, 2026, at 6:01 CEST, unless extended or earlier terminated.

	●	The Management Board and Supervisory Board of Northern Data AG recommend that shareholders tender their shares into the offer.

	●	Following completion of the offer, a delisting is intended, which may materially limit liquidity, price transparency and the ability to trade Northern Data shares.
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Further information is available at www.rumble-offer.com

ACCESS TO THIS INFORMATION IS LIMITED TO PERSONS RESIDENT AND PHYSICALLY PRESENT IN GERMANY AND TO AUTHORIZED PERSONS WHO ARE RESIDENT AND PHYSICALLY PRESENT IN OTHER JURISDICTIONS OUTSIDE THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN. THIS INFORMATION IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, SOUTH AFRICA, JAPAN OR ANY OTHER JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL OR REQUIRE REGISTRATION OR ANY OTHER MEASURES. PLEASE SEE WWW.RUMBLE-OFFER.COM FOR MORE INFORMATION, IMPORTANT RESTRICTIONS AND LEGENDS APPLICABLE TO THE OFFER.

This communication constitutes an advertisement within the meaning of Article 22 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”) and is not a prospectus within the meaning of the EU Prospectus Regulation. This communication relates to the voluntary public takeover offer by means of an exchange offer (Umtauschangebot) (the “Exchange Offer”) by Rumble Deutschland AG (the “Bidder”), a wholly owned subsidiary of Rumble, to acquire all no-par value bearer shares in Northern Data for newly issued Class A common stock of Rumble (the “Consideration Shares”). A securities prospectus approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) has been published and is available at www.rumble-offer.com (the “EU Prospectus”). The Exchange Offer is only being made pursuant to (i) the Registration Statement on Form S-4 (the “Registration Statement”) and related information statement and other relevant documents filed by Rumble with the Securities and Exchange Commission (“SEC”), (ii) the EU Prospectus and (iii) the Offer Document (as defined below) which contains the terms and conditions of the Exchange Offer in detail as well as other information regarding the Exchange Offer. BaFin’s approval only confirms that the EU Prospectus meets the standards of completeness, comprehensibility and consistency required by law and shall not be considered as an endorsement of the Consideration Shares. Investors should read the Registration Statement, the EU Prospectus and the Offer Document (as defined below) in order to fully understand the potential risks and rewards associated with the decision to tender shares in the Exchange Offer. Any decision to accept the Exchange Offer should be made solely on the basis of the Registration Statement, the EU Prospectus and the offer document dated April 13, 2026 (the “Offer Document”), each as published and as may be supplemented or amended, and investors will need to make their own decision whether to tender shares in the Exchange Offer after obtaining independent financial, legal and tax advice as needed.

This communication is provided for informational purposes only and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor does it constitute a solicitation of any vote in connection with the securities that are the subject of the Exchange Offer. No sale, offer, or exchange of securities shall be made in any jurisdiction in which such offer, sale, or exchange would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Any offer of securities in the United States will be made only by means of a prospectus meeting the requirements of the Securities Act, and any offer of securities in the European Economic Area will be made only by means of a prospectus pursuant to the EU Prospectus Regulation.

In the European Economic Area, this communication is directed exclusively at persons who are qualified investors within the meaning of Article 2(e) of the EU Prospectus Regulation, except in the Federal Republic of Germany, where the Consideration Shares are offered to the public under the EU Prospectus.

Neither the SEC, any U.S. state securities commission nor the BaFin has approved, disapproved or passed any comment upon the adequacy, accuracy or completeness of the disclosure in this communication. Any representation to the contrary is a criminal offense in the United States.

Rumble reserves the right to acquire further Northern Data shares in a manner other than in the context of the Exchange Offer on or off the stock exchange and/or enter into corresponding acquisition agreements during the offer period, in each case in accordance with applicable law. Any information about such purchases that is made public in Germany will also be made publicly available in the United States on a comparable basis, including by press release and/or by filing a Form 8-K with the SEC. Rumble is not obliged to adjust the offer consideration as a result of such acquisitions. There will also be no increase of the offer consideration for any other reason.

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Forward-Looking Statements

Certain statements in this communication constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements contained in this communication that are not historical facts are forward-looking statements. Certain of these forward-looking statements can be identified by using words such as “anticipates,” “believes,” “intends,” “estimates,” “targets,” “expects,” “endeavors,” “forecasts,” “could,” “will,” “may,” “future,” “likely,” “on track to deliver,” “continues to,” “looks forward to,” “is primed to,” “plans,” “projects,” “assumes,” “should” or other similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties, and our actual results could differ materially from future results expressed or implied in these forward-looking statements. The forward-looking statements included in this communication are based on our current beliefs and expectations of our management as of the date of this communication. These statements are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include risks related to the pending Northern Data business combination, including our ability to successfully complete the transaction, and, if completed, the success of the business following the transaction; the ability to successfully integrate Rumble’s and Northern Data’s businesses; the risk that the conditions to closing of the transaction are not satisfied in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the transaction; the risk that the transaction can negatively impact the ability of Rumble and Northern Data to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that the combined business may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that Rumble, Northern Data or the post-combination company may not be able to effectively compete, including through product improvements and development; the risk that Rumble, Northern Data or the post-combination company may not be able to meet surging AI compute demand by establishing business relationships with hyperscalers; the risk that the cloud, video, and content delivery network capabilities of Rumble, Northern Data or the post-combination company may not be sufficient to attract and continue to attract interest from system integrators and content creators and to create powerful funnel partnership opportunities for the combined platform; the risk that Rumble, Northern Data or the post-combination company may not be able to accelerate delivery of next-generation cloud solutions and AI applications; our ability to grow and manage future growth profitably over time, maintain relationships with customers, compete within our industry and retain key employees; weakened global economic conditions may affect our business and operating results; our limited operating history makes it difficult to evaluate our business and prospects; we may not grow or maintain our active user base, and may not be able to achieve or maintain profitability; we may fail to maintain adequate operational and financial resources; we may be unsuccessful in attracting new users to our mobile and connected TV offerings; our traffic growth, engagement, and monetization depend upon effective operation within and compatibility with operating systems, networks, devices, web browsers and standards, including mobile operating systems, networks, and standards that we do not control; our business depends on continued and unimpeded access to our content and services on the internet and if we or those who engage with our content experience disruptions in internet service, or if internet service providers are able to block, degrade or charge for access to our content and services, we could incur additional expenses and the loss of traffic and advertisers; we face significant market competition, and if we are unable to compete effectively with our competitors for traffic and advertising spend, our business and operating results could be harmed; we rely on data from third parties to calculate certain of our performance metrics and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business; changes to our existing content and services could fail to attract traffic and advertisers or fail to generate revenue; we derive the majority of our revenue from advertising and the failure to attract new advertisers, the loss of existing advertisers, or the reduction of or failure by existing advertisers to maintain or increase their advertising budgets may adversely affect our business and operating results; we depend on third-party vendors, including internet service providers, advertising networks, and data centers, to provide core services; new technologies have been developed that are able to block certain online advertisements or impair our ability to deliver advertising, which could harm our operating results; we have offered and intend to continue to offer incentives, including economic incentives, to content creators to join our platform, and these arrangements may involve fixed payment obligations that are not contingent on actual revenue or performance metrics generated by the applicable content creator but rather are based on our modeled financial projections for that creator, which if not satisfied may adversely impact our financial performance, results of operations and liquidity; changes in tax rates, changes in tax treatment of companies engaged in e-commerce, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities may adversely impact our financial results; compliance obligations imposed by new privacy laws, laws regulating online video sharing platforms, other online platforms and online speech in certain jurisdictions in which we operate, or industry practices may adversely affect our business, financial performance, and operating results; we may become subject to newly enacted laws and regulations that restrict or moderate content on the internet; we are exposed to significant regulatory, operational, compliance, privacy, and legal risks related to age restriction or verification requirements and children’s online safety laws contemplated or enacted in various U.S. states and foreign jurisdictions; paid endorsements by our content creators may expose us to regulatory risk, liability, and compliance costs, and, as a result, may adversely affect our business, financial condition and results of operations; we have incurred and will incur significantly increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition, and results of operations; and those additional risks, uncertainties and factors described in more detail in Northern Data’s annual and interim financial reports made publicly available and under the caption “Risk Factors” in Rumble’s Annual Report on Form 10-K for the year ended December 31, 2025, and in Rumble’s other filings with the SEC. We do not intend, and, except as required by law, we undertake no obligation, to update any of our forward-looking statements after the issuance of this communication to reflect any future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

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